July 19, 2005



Mr. Ryan Rohn
Staff Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:   Ecology and Environment, Inc.
      Form 8-K Item 4.01
      Filed July 7, 2005
      File #001-09065

Dear Mr. Rohn:

Ecology and Environment, Inc., (E & E), filed an amended Form 8-K (copy attached) on July 14, 2005 which includes a letter from our former accountant expressing their agreement with the statements made in our Form 8-K filing. In addition, E & E acknowledges that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, please contact me at (716)
684-8060.

Sincerely,

/s/ RONALD L. FRANK
----------------------------------------
RONALD L. FRANK
EXECUTIVE VICE PRESIDENT
CHIEF FINANCIAL OFFICER
(PRINCIPAL FINANCIAL ACCOUNTING OFFICER)

--------------------------------------------------------------------------------
Ecology and Environment, Inc.
Form 8-K/A - Filed 7/14/05
-----------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form 8-K/A

                                 CURRENT REPORT

                     PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   July 7, 2005
                        ---------------------------------
                                  Date of Report
                        (Date of earliest event reported)


                            ECOLOGY AND ENVIRONMENT, INC.
              ------------------------------------------------------
              (Exact name of registrant as specified in its charter)



          New York                     1-9065                16-0971022
----------------------------  ------------------------  ---------------------
(State or other jurisdiction  (Commission file number)     (I.R.S. Employer
    of incorporation or                                   Identification No.)
       organization)

368 Pleasant View Drive, Lancaster, New York                 14086-1397
-----------------------------------------------------------------------------
(Address of principal executive offices)                     (Zip Code)


                                (716) 684-8060
              ----------------------------------------------------
              (Registrant's telephone number, including area code)


                                     (N/A)
-----------------------------------------------------------------------------
                 (Former name, former address and former fiscal
                     year, if changed since last report)

The Registrant, Ecology and Environment, Inc. (the "Company") filed a Form 8-K on July 7, 2005 with the Securities and Exchange Commission (the "SEC") to report a change in the Company's certifying accountant (Item 4.01). As stated in that filing, the registrant requested its former accountant, PricewaterhouseCoopers LLC,(PWC)to provide a letter addressed to the SEC stating whether it agrees with the statements made by the registrant in its Form 8-K and, if not, to state the respects in which it does not agree.

This Amendment is being timely filed to provide a copy of that letter which is attached as Exhibit No. 16.1.

Item 9.01.   Financial Statements and Exhibits

(c)   Exhibits

      Exhibit No.    Description
      -----------    -----------

          16.1 Letter from PWC dated July 13, 2005 regarding Company's change in certifying accountant.




                                  SIGNATURE
                                  ---------

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     ECOLOGY AND ENVIRONMENT, INC.

Dated:  July 14, 2005                 /s/ RONALD L. FRANK
                                     -------------------------------
                                     RONALD L. FRANK
                                     EXECUTIVE VICE PRESIDENT
                                     CHIEF FINANCIAL OFFICER
                                     (PRINCIPAL FINANCIAL ACCOUNTING OFFICER)

--------------------------------------------------------------------------------

Exhibit 16.1



July 13, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


Commissioners:

We have read the statements made by Ecology and Environment, Inc. which were filed with the Commission, pursuant to Item 4.01 of Form 8-K, as part of the Company's Form 8-K report dated July 7, 2005. We agree with the statements concerning our Firm in such Form 8-K.

Very Truly Yours,

/s/PriceWaterhouseCoopers, LLP
Cincinnati, OH